Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2007

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2007	2006	2007	2006
		(Dollars in thousands)
Income (loss) from continuing operations before provision for income taxes per statement of income	$(22,482)	$(30,178)	$286,313	$226,680
Add:
Portion of rents representative of the interest factor	1,438	1,485	4,287	4,350
Interest on debt & amortization of debt expense	34,479	35,944	109,273	107,625

Income as adjusted	$13,435	$7,251	$399,873	$338,655

Fixed charges:
Interest on debt & amortization of debt expense (1)	$34,479	$35,944	$109,273	$107,625
Capitalized interest (2)	815	1,201	2,265	2,984
Rents	4,313	4,456	12,861	13,049
Portion of rents representative of the interest factor (3)	1,438	1,485	4,287	4,350

Fixed charges (1)+(2)+(3)	$36,732	$38,630	$115,825	$114,959

Ratio of earnings to fixed charges	0.37	0.19	3.45	2.95